UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:
MyndVR Inc.

Legal status of Issuer:

Form:
Corporation

Jurisdiction of Incorporation/Organization:
Delaware

Date of Organization:
August 5, 2016

Physical Address of Issuer:
3616 Leanne Drive, Flower Mound, TX, 75022, United States

Website of Issuer:
https://www.myndvr.com/

Current Number of Employees:
8

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$184,749	$555,097
Cash & Cash Equivalents	$145,902	$513,335
Accounts Receivable	$27,022	$39,762
Short-term Debt	$175,163	$147,662
Long-term Debt	$975,972	$726,388
Revenues/Sales	$255,109	$139,781
Cost of Goods Sold	$77,881	$58,271
Taxes Paid	$0	$0
Net Income	$(897,433)	$(703,321)

April 30, 2021

MyndVR Inc.



The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C-AR; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.myndvr.com/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.co/MyndVR

The date of this Form C-AR is April 30, 2021.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C-AR, and no source other than the Intermediary has been authorized to host this Form C-AR and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C-AR and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C-AR or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C-AR. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C-AR. The Company does not expect to update or otherwise revise this Form C-AR or any other materials supplied herewith.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you. You should read this entire Form C-AR carefully, including the matters discussed under the section titled "Risk Factors."

The Company

MyndVR began operations as a Texas Limited Liability Company organized on August 5, 2016. The Company converted to a Delaware Corporation incorporated on March 16, 2020.

The Company is located at 3616 Leanne Drive, Flower Mound, TX, 75022.

The Company's website is https://www.myndvr.com/

The Company conducts business in Texas and sells products and services through the internet throughout the United States and internationally.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/myndvr

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C-AR. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

Litigation surrounding VR could be filed against Company
Research into VR finds that those with vision, disabilities, and a variety of physical health issues find benefit from its use. Many with visual impairment and blindness can see in VR when they can't in the real world, opening up many new possibilities and adventures. Other visual impairments like photo-sensitivities and physical and health impairments or conditions may struggle to use VR. Company is not liable for any injury, sickness, condition, or any other complication that may occur as a result of using our products. Notwithstanding the foregoing, Company could be subject to a costly lawsuit and spend large sums of money to defend itself. Such lawsuits could drain Company's capital and harm its business operations.

There are hazards associated with using VR both sitting and standing. Having watched students get so excited they fall off their chairs, and others trip over unseen wires, physical safety is always a concern.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening throughout 2020 and into the future due to COVID-19, the Company's revenue has been adversely affected. However, we believe that the pandemic will create an additional demand for our products due to shutdowns and stay at home orders.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, we are dependent on Chris Brickler, our CEO. The loss of Mr. Brickler or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

BUSINESS

Description of the Business

MyndVR is a health and wellness company providing virtual reality recreation and therapy to senior living communities, home health care agencies, and directly to older adults. A MyndVR subscription bundle includes all-in-one VR headsets and companion tablets, our proprietary easy-to-use interface, and a large library of senior-friendly VR content updated every month. The company also conducts clinical research, in partnership with universities and customers, on the benefits of VR for age-related conditions

Business Plan

The company primarily generates revenue from sales of its subscription bundles to both business clients (e.g., senior living communities, veterans homes, home health care agencies) and consumers (older adults and/or their family members). The Company sells basic-tier subscription bundles as well as additional premium content. Other revenue is generated from VR/media production services.

The Company's Products and/or Services

Product / Service	Description	Current Market
MyndVRfor Professionals	VR Subscription bundle of headsets, companion tablets, content, and support	Senior living communities, nursing homes, home health and home care agencies
MyndVR at Home	VR Subscription bundle of headsets, companion tablets, content, and support	Direct-to-consumer market of older adults and the family members and caregivers that care for them

Competition

Unlike off-the-shelf VR headsets, MyndVR was created entirely for older adults. Most VR companies target youth and gaming audiences, with a complex interface and a confusing array of choices. The MyndVR experience is designed to be comfortable and familiar to older adults, even if they've never tried on a VR headset before.
Within the growing segment of healthcare VR, most companies are focused on either pain management, meditation, or physical rehabilitation. MyndVR serves as a distribution channel for companies like this to reach the older audience - by offering their products as premium content.

Customer Base

Our subscribers include senior living communities (Independent Living, Assisted Living, Skilled Nursing, Memory Care, Hospice), home care and home health agencies, and other healthcare businesses. In 2020, in response to the covid-19 pandemic, we launched MyndVR at Home for individual seniors "aging in place" in their own homes.

Supply Chain

We obtain our physical hardware (VR headsets and tablets) from multiple sources, none of which we are dependent upon. We obtain our VR content from multiple sources and produce our own MyndVR Originals, and are therefore not dependent on any one supplier for content. We currently provision the hardware with our proprietary software and content and handle all shipping logistics internally and are therefore not dependent on a third-party warehousing/shipping partner. We have spent much time researching our supply chain and are prepared for any shortages or forcible changes should any provider become unavailable.

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
87157496	Streaming of virtual reality audiovisual and multimedia content via the internet; Transmission and delivery of virtual reality audiovisual and multimedia content via the internet; Virtual reality video-on-demand transmission services.	MYNDVR	8/31/2016	11/28/2017	USA

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Chris Brickler	CEO, Director	CEO - MyndVR. 2017 - Present	BBA, Marketing - University of Texas at Austin - 1994
Shawn Wiora	Director	Board Member - MyndVR. 2016 - Present CEO, CoFounder - Maxxsure, LLC. 2016 - Present	BBA, Marketing - University of Texas at Austin- 1988 Master of Science – School of Engineering at Southern Methodist University - 1994
Ted Werth	CFO	CFO & Head of Corporate Development for MyndVR	BS, Economics – The Wharton School of Business – 1994 BA, Communication – University of Pennsylvania - 1994

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 8 employees and 6 contractors.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 14,774,729 shares of common stock, par value $0.0001 per share (the "**Common Stock**") and 2,121,984 shares of preferred stock, par value $0.0001 per share (the "**Preferred Stock**"). At the closing of this Offering, assuming only the Target Offering Amount is sold, 14,774,729 shares of Common Stock and 2,051,274 shares of Preferred Stock will be issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	9,877,744
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	N/A
Other Rights	The Corporation shall not declare, pay or set aside any dividends on shares of any class or series of capital stock of the Corporation unless the holders of all Common Stock and Preferred Stock then outstanding shall simultaneously receive a dividend on each outstanding share of Common Stock and Preferred Stock held by such stockholder
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional Common Shares which may dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	46.2%

Type/Class of security	Common Non-Voting Shares
Amount Outstanding	2,639,254
Par Value Per Share (if applicable)	.0001
Voting Rights	None
Other Rights	N/A
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional Common Non-Voting Shares which may dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	12.33%

Type	Series Seed Preferred Stock
Amount Outstanding	2,051,274
Par Value Per Share	$0.0001
Voting Rights	1 Vote Per share of common shares the holder would be entitled to. Such amount calculated as if the conversion occurred on the date of the vote.
Anti-Dilution Rights	N/A
Other Rights	The Corporation shall not declare, pay or set aside any dividends on shares of any class or series of capital stock of the Corporation unless the holders of all Common Stock and Preferred Stock then outstanding shall simultaneously receive a dividend on each outstanding share of Common Stock and Preferred Stock held by such stockholder. Dividend Rights. Preferential Payments to Holders in the event of any voluntary or involuntary liquidation,
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional Preferred Shares which may dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	9.6%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type/Class of security	Warrants Convertible into Common Shares
Value	$36,000
Voting Rights	N/A
Anti-Dilution Rights	N/A
Material Terms	Exercisable by holder at any time prior to 9/24/2023
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional Warrants which may dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.67%

Type/Class of security	Warrants Convertible into Preferred Shares
Value	$18,734
Voting Rights	N/A
Anti-Dilution Rights	N/A
Material Terms	Exercisable by holder at any time prior to 9/24/2023
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional Warrants which may dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.36%

Type/Class of security	Convertible Notes
Amount Outstanding	$771,838
Voting Rights	N/A
Anti-Dilution Rights	N/A
Material Terms	The Notes have a valuation cap of $3,000,000, a discount rate of 20%, and a 6% interest rate.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional Convertible Notes which may dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	17.52%

Type/Class of security	SAFEs
Amount Outstanding	$1,400,000
Voting Rights	N/A
Anti-Dilution Rights	N/A
Material Terms	The SAFES have a valuation cap of $8,000,000, and a discount rate of 5%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional SAFEs which may dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	11.9%

Type/Class of security	Crowd SAFEs
Amount Outstanding	$167,321
Voting Rights	N/A
Anti-Dilution Rights	N/A
Material Terms	The SAFES have a valuation cap of $8,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional SAFEs which may dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.42%

Outstanding Debt

As of the date of this Form C-AR, the Company has the following debt outstanding:

Type	Line of Credit
Amount Outstanding	$70,000
Interest Rate and Amortization Schedule	10%
Description of Collateral	security interest on borrower's inventory and accounts receivable
Other Material Terms	Interest shall accrue daily and be paid at least annually by Company in arrears on the fifth day of the calendar month immediately following the end of each calendar year.
Maturity Date	May 15, 2025

Type	PPP Loan
Amount outstanding	$99,115
Interest Rate and Amortization Schedule	0.98%
Description of Collateral	N/A
Other Material Terms	Forgiveness Subject to the CARES ACT
Maturity Date	2025

Type	SBA Loan
Amount outstanding	$35,200
Interest Rate and Amortization Schedule	3.75%
Description of Collateral	Collateral includes property that Borrower now owns or shall acquire or create immediately upon the acquisition or creation thereof: all tangible and intangible personal property, including, but not limited to: (a) inventory, (b) equipment, (c) instruments, including promissory notes (d) chattel paper, including tangible chattel paper and electronic chattel paper, (e) documents, (f) letter of credit rights, (g) accounts, including health-care insurance receivables and credit card receivables, (h) deposit accounts, (i) commercial tort claims, (j) general intangibles, including payment intangibles and software and (k) as-extracted collateral as such terms may from time to time be defined in the Uniform Commercial Code.
Other Material Terms	EIDL Loan Payments of $172 per month begin on 7/16/2021
Maturity Date	2050

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership
Chris Brickler	5,000,000/ Common Voting 210,749/ Common Non- Voting	35.27%
Shawn Wiora	3,500,000/ Common Voting 127, 875/ Common Non-Voting	24.55%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

MyndVR ("the Company") began operations as a Texas Limited Liability Company organized on August 5, 2016. The Company converted to a Delaware Corporation incorporated on March 16, 2020.. The Company is headquartered at 3616 Leanne Drive, Flower Mound, TX, 75022. MyndVR is a health and wellness company providing virtual reality recreation and therapy to senior living communities, home health care agencies, and directly to older adults. A MyndVR subscription bundle includes all-in-one VR headsets and companion tablets, our proprietary easy-to-use interface, and a large library of senior-friendly VR content -updated every month. The company also conducts clinical research, in partnership with universities and customers, on the benefits of VR for age-related conditions

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Convertible Note	$137,249.76	1 Convertible Note	Product Development, Marketing, Sales	1/4/2019	Section 4(a)(2)
Convertible Note	$50,000	1 Convertible Note	Product Development, Marketing, Sales	1/10/2019	Section 4(a)(2)
Convertible Note	$25,000	1 Convertible Note	Product Development, Marketing, Sales	2/8/2019	Section 4(a)(2)
Convertible Note	$100,000	1 Convertible Note	Product Development, Marketing, Sales	5/6/2019	Section 4(a)(2)
Convertible Note	$25,000	1 Convertible Note	Product Development, Marketing, Sales	7/18/2019	Section 4(a)(2)
Convertible Note	$50,000	1 Convertible Note	Product Development, Marketing, Sales	8/16/2019	Section 4(a)(2)
Convertible Note	$145,000	1 Convertible Note	Product Development, Marketing, Sales	8/19/2019	Section 4(a)(2)
Convertible Note	$33,000	1 Convertible Note	Product Development, Marketing, Sales	9/16/2019	Section 4(a)(2)
Convertible Note	$25,000	1 Convertible Note	Product Development, Marketing, Sales	9/17/2019	Section 4(a)(2)
Convertible Note	$25,000	1 Convertible Note	Product Development, Marketing, Sales	9/18/2019	Section 4(a)(2)
Convertible Note	$30,000	1 Convertible Note	Product Development, Marketing, Sales	9/27/2019	Section 4(a)(2)
Convertible Note	$25,000	1 Convertible Note	Product Development, Marketing, Sales	10/23/2019	Section 4(a)(2)
Convertible Note	$15,331.25	1 Convertible Note	Product Development, Marketing, Sales	11/7/2019	Section 4(a)(2)

Convertible Note	$20.000	1 Convertible Note	Product Development, Marketing, Sales	11/15/2019	Section 4(a)(2)
SAFE	$250,000	1 SAFE	Product Development, Marketing, Sales	12/31/2019	Section 4(a)(2)
SAFE	$50,000	1 SAFE	Product Development, Marketing, Sales	1/15/2020	Section 4(a)(2)
SAFE	$100,000	1 SAFE	Product Development, Marketing, Sales	12/31/2019	Section 4(a)(2)
SAFE	$200,000	1 SAFE	Product Development, Marketing, Sales	3/23/2020	Section 4(a)(2)
SAFE	$100,000	1 SAFE	Product Development, Marketing, Sales	1/23/2021	Section 4(a)(2)
SAFE	$200,000	1 SAFE	Product Development, Marketing, Sales	3/21/2021	Section 4(a)(2)
SAFE	$150,000	1 SAFE	Product Development, Marketing, Sales	4/15/2021	Section 4(a)(2)
SAFE	$100,000	1 SAFE	Product Development, Marketing, Sales	4/16/2021	Section 4(a)(2)
SAFE	$250,000	1 SAFE	Product Development, Marketing, Sales	4/16/2021	Section 4(a)(2)
Crowd SAFE	$167,321	167,321	Product Development, Marketing, Sales	4/24/2021	Section 4(a)(6)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

The CEO's mother is the Head of Client Development at the Company.

TAX MATTERS

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Chris Brickler
_____
(Signature)

Chris Brickler
_____
(Name)

CEO, Director
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Chris Brickler
_____
(Signature)

Chris Brickler
_____
(Name)

CEO, Director
_____
(Title)

April 30, 2021
_____
(Date)

/s/Ted Werth
_____
(Signature)

Ted Werth
_____
(Name)

CFO
_____
(Title)

April 30, 2021
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Chris Brickler, certify that: the financial statements of Myndvr Inc. included in this Form are true and complete in all material respects.

/s/ Chris Brickler
_____
(Signature)

Chris Brickler
_____
(Name)

CEO, Director
_____
(Title)

April 30, 2021
_____
(Date)

EXHIBIT A

Financial Statements

MyndVR Inc. f/k/a MyndVR, LLC		
Balance Sheets		
December 31, 2020 & 2019		
	2020	**2019**
ASSETS		
Current Assets		
Cash & Cash Equivalents	145,902	513,335
Accounts Receivable	27,022	39,762
Other Current Assets	11,825	2,000
Total Current Assets	184,749	555,097
TOTAL ASSETS	**184,749**	**555,097**
LIABILITIES AND EQUITY		
Current Liabilities		
Accounts Payable	62,876	86,355
Credit Cards Payable	1,880	482
Deferred Revenue	97,619	56,774
Sales Tax Payable	4,787	4,051
Other Current Liabilities	8,000	-
Total Current Liabilities	**175,163**	**147,662**
Long-Term Liabilities		
Convertible Notes Payable	702,581	702,581
Accrued Interest on Notes Payable	66,025	23,807
Revolving Line of Credit	72,444	-
EIDL Loan	35,808	-
PPP Loan	99,115	-
Total Long-Term Liabilities	**975,972**	**726,388**
Total Liabilities	**1,151,135**	**874,050**
Equity		
Common Shares	7,300	7,300
Preferred Shares	743,998	543,998
SAFE	400,000	350,000
Retained Earnings	(2,117,684)	(1,220,251)
Total Equity	**(966,386)**	**(318,953)**
TOTAL LIABILITIES AND EQUITY	**184,749**	**555,097**

MyndVR Inc. f/k/a MyndVR, LLC		
Income Statements		
2020 & 2019		
	2020	**2019**
Revenue	**255,109**	**139,781**
Cost of Goods Sold	**77,881**	**58,271**
Gross Profit	**177,228**	**81,510**
Expenses		
Office & General	98,224	135,431
Staff & Professional Fees	628,634	442,753
Product Expenses	188,592	99,644
Advertising & Marketing	113,942	83,184
Total Expenses	**1,029,392**	**761,011**
Net Operating Income	**(852,164)**	**(679,501)**
Other Expenses	**45,269**	**23,820**
Net Income	**(897,433)**	**(703,321)**